TURBOSONIC TECHNOLOGIES REPORTS SECOND QUARTER OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
February 17, 2009

TurboSonic Technologies, Inc. (OTC Bulletin Board – TSTA), a leading provider of air pollution control technologies, today announced the following operating results for its second quarter ended December 31, 2008.

	Three Months Ended		Six Months Ended

US Dollars	12/31/08	12/31/07	12/31/08	12/31/07

Total Revenues	$5,474,059	$3,095,777	$10,520,210	$6,357,353

Income (Loss) before Provision for Income Taxes	$425,204	$(388,631)	$489,483	$(771,003)

Net Income (Loss)	$302,552	$(277,929)	$332,116	$(515,141)

Basic Income (Loss) Per Share	$0.02	$(0.02)	$0.02	$(0.03)

Weighted Average Number of Shares Outstanding	15,130,054	15,130,054	15,130,054	15,130,054

Commenting on the Company’s results, Edward Spink, TurboSonic CEO, said, "Our revenues have increased by $4,162,857, or 65%, in the six months ended December 31, 2008 over the same period ending December 31, 2007. Gross profit, for these comparable periods, increased $1,454,157, or 102% and net income increased $847,257. Our backlog of orders at December 31, 2008 is approximately $13,800,000 compared to $5,700,000 at December 31, 2007, an increase of $8,100,000 or 142%. Based on current trends we believe our full year fiscal 2009 results will show a positive improvement over fiscal 2008.

Our strategy, embracing industry and geographic diversification, is designed to add to and balance conditions in our traditional markets. We intend to aggressively pursue initiatives relative to alternative energy and environmental compliance alternatives that offer an operating payback. We believe this strategy, combined with the environmental awareness and motivation of the "greening" revolution has allowed us to achieve the recent improvement in performance over the previous fiscal year."

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition.

For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-KSB and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Bulletin Board: TSTA - News)

Contact:

Ed Spink, CEO
espink@turbosonic.com
519-885-5513 ext. 214

TurboSonic Inc.	TurboSonic Technologies Inc.
Canadian Office	US Office	European Office
550 Parkside Drive, Suite A-14	239 New Road, Bldg B, Suite 205	VIA IV Novembre, 92
Waterloo, ON, Canada N2L 5V4	Parsippany, NJ, USA 07054	Bollate (MI) 20021, Italy
Tel: 519-885-5513	Tel: 973-244-9544	Tel: 39-02-38305384
Fax: 519-885-6992	Fax: 973-244-9545	Fax: 39-02-33301943
info@turbosonic.com	info@turbosonic.com	info.eu@turbosonic.com